March 1, 2019

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

       Re: Change Healthcare Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted February 15, 2019
           CIK No. 0001756497

Dear Mr. de Crescenzo :

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Form S-1 Draft Registration Statement filed February 15,
2019

Summary Historical Financial and Other Data
Summary Historical Consolidated Financial Data of Change Healthcare LLC, page
19

1. We note the adjustment for "amortization resulting from acquisition method adjustments"
       in the non-GAAP reconciliation on page 22. Please revise footnote (q) to more clearly explain the purpose of this adjustment, including specifically how this reconciles and relates to financial information in your GAAP income statement.
 Neil E. de Crescenzo
Change Healthcare Inc.
March 1, 2019
Page 2
Results of Operations for the periods ended December 31, 2018 and 2017 Solutions Revenue and Adjusted EBITDA
Network Solutions, page 125

2. Network Solutions revenue increased $31.7 million for the nine-months ended December
         31, 2018, compared with the same period in the prior year. You attribute the increase in revenue to new customers in various solutions areas, the expiration of a data solutions contract that formerly limited your ability to sell solutions, and increased transaction volume in the Joint Venture's medical network solutions. Revise to quantify the impact from each of these items on your revenue.
Technology-enabled Services, page 125

3. We note your statement that customer attrition for the nine months ended December 31,
         2018 reflects the full-year impact of Fiscal 2018 attrition in the Joint Venture's
         Technology-enabled Services. We also note a similar statement about full-year impact of
         Fiscal 2018 attrition made on page 130 of the prior amendment for the six months ended
         September 30, 2018. Please tell us and revise to clarify what is meant by "full-year impact of Fiscal 2018 attrition," including how you are able to have a full-year of attrition at two different interim period ends in fiscal 2019.
Notes to the Unaudited Condensed Consolidated Financial Statements for Change Healthcare
LLC
For the nine-month period ended December 31, 2018, page F-94

4. It is not clear why the Change Healthcare, LLC interim financial statements, Note 7 -
          "Incentive Compensation Plans" in your DRS Amendment No. 2 was deleted in DRS
         Amendment No. 3. Please advise or revise.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                                Sincerely,
FirstName LastNameNeil E. de Crescenzo
                                                                Division of
Corporation Finance
Comapany NameChange Healthcare Inc.
                                                                Office of
Information Technologies
March 1, 2019 Page 2                                            and Services
FirstName LastName